Exhibit 99(a)(9)


FOR IMMEDIATE RELEASE


                                        CONTACT:
                                        Mary Ellen Keating
                                        Senior Vice President
                                        Corporate Communications
                                        Barnes & Noble, Inc.
                                        (212) 633-3323


                 BARNES & NOBLE, INC. COMPLETES SUCCESSFUL
                       TENDER OFFER FOR FUNCO, INC.

NEW YORK, NEW YORK - June 14, 2000 - - Barnes & Noble, Inc. (NYSE: BKS) today announced that its cash tender offer for all outstanding shares of common stock of Funco, Inc. expired, as scheduled, at 12:00 midnight, New York City time, on Tuesday, June 13, 2000. Based on a preliminary count, 6,313,255 shares of Funco, Inc. were tendered (including shares guaranteed for delivery), representing approximately 98% of the total outstanding shares, and accepted for payment at a price of $24.75 per share.

In order to complete the acquisition, Barnes & Noble, Inc. expects to consummate the merger of Funco, Inc. with a wholly owned subsidiary of Barnes & Noble, Inc. within the next few days. As a result of the merger, each remaining outstanding share of Funco, Inc. not purchased in the tender offer will be converted into the right to receive the same $24.75 per share in cash, without interest. Funco, Inc., combined with the complementary business of Babbage's Etc., acquired by Barnes & Noble, Inc. last year, will make Barnes & Noble, Inc. the world's largest video game and PC entertainment specialty retailer.

Funco, Inc. markets interactive home entertainment, primarily through the sale of new and previously played video games, related hardware and accessories, through its more than 400 FuncoLand stores, primarily in strip malls, and Web site, http://www.funcoland.com.

Barnes & Noble, Inc. operates 544 Barnes & Noble and 389 B. Dalton bookstores, and Babbage's Etc., one of the nation's largest operators of video game and entertainment software stores. Barnes & Noble stores stock an authoritative selection of book titles and provide access to more than one million titles. They offer books from more than 50,000 publisher imprints with an emphasis on small, independent publishers and university presses. Barnes & Noble is one of the world's largest booksellers on the World Wide Web (http://www.bn.com), and the exclusive bookseller on America Online (Keyword: bn). Barnes and Noble.com has the largest standing inventory of any online bookseller. Barnes & Noble, Inc. also publishes books under its own imprint for exclusive sale through its retail stores, mail-order catalogs, and Web site.

General financial information on Barnes & Noble, Inc. can be obtained via the Internet by visiting the company's investor relations Web site: http://www.shareholder.com/bks/.

Safe Harbor
This press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in Barnes & Noble, Inc.'s public filings under "Risk Factors." Barnes & Noble, Inc. undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.